Exhibit 99.1

Canaan Inc. Provides September 2025 Bitcoin Production and Mining Operation Updates

Deployed hashrate climbs to historic high of 9.30 EH/s

Cryptocurrency treasury reaches record 1,582 BTC and 2,830 ETH

Largest miner order in three years secured

SINGAPORE, October 10, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ended September 30, 2025.

Management Commentary

“September marked another month of meaningful progress, highlighted by further gains in mining efficiency,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “By deploying our latest-generation bitcoin mining machines, we improved our North American efficiency to 19.7 J/TH, reflecting our commitment to operational excellence and energy performance. We mined 92 bitcoins during the month and expanded our self-mining fleet to 9.30 EH/s deployed and 7.84 EH/s in operation, driven largely by continued progress across our U.S. and African sites. We also advanced our renewable-powered mining strategy through a new 20 MW partnership with Soluna Holdings in Texas, and our Africa operations continued to scale steadily, overcoming seasonal dry climate constraints.”

“We ended the month with 1,582 bitcoins and 2,830 ETH, a new high for our cryptocurrency treasury, underscoring our disciplined accumulation strategy and operational efficiency with our average all-in power cost remaining stable and competitive across our global mining sites,” Zhang continued. “In parallel, we secured a landmark U.S. purchase order for over 50,000 Avalon A15 Pro miners—our largest single order in the past three years—reflecting growing confidence in Canaan’s technology leadership and reliability. We remain committed to disciplined growth, innovation, and delivering long-term value to our partners and shareholders.”

September 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	92 Bitcoins
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,582 Bitcoins 2,830 ETH
Month-End Deployed Hashrate (EH/s)	9.30 EH/s
Month-End Operating Hashrate (EH/s)	7.84 EH/s
Month-End Average Revenue Split[2]	57.7%
Average All-in Power Cost During the Month[3]	US$0.042/kWh

September 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.7 J/TH	29.3 J/TH	25.7 J/TH
Month-End Installed Power Capacity	86.6 MW	143.6 MW	230.2MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its Balance Sheet including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of September 30, 2025)：
Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	8	7.84 EH/s	9.30 EH/s	1.01 EH/s	10.31 EH/s
America	3	3.83 EH/s	4.60 EH/s	0.29 EH/s	4.89 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.87 EH/s	4.56 EH/s	0.72 EH/s	5.28 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Recent Corporate Updates:

Partners with Soluna to Deploy 20 MW of Next-Gen Bitcoin Miners at Wind-Powered Data Center in Texas

On September 30, 2025, Canaan announced a strategic partnership with Soluna Holdings, Inc. (Nasdaq: SLNH) to deploy 20 MW of Avalon A15 XP Bitcoin miners at Soluna’s wind-powered Project Dorothy data center in Texas. The collaboration strengthens Soluna’s renewable-powered infrastructure expansion and advances Canaan’s North American self-mining strategy, leveraging sustainable, low-cost wind energy. Deployment is expected in Q1 2026, marking a key milestone for both companies as they scale renewable computing and blockchain infrastructure to meet growing global demand.

Secures Landmark U.S. Order, Strengthening Leadership Amid U.S. Bitcoin Mining Recovery

On October 2, 2025, Canaan announced that it has secured a landmark purchase order from a U.S.-based bitcoin mining operator for more than 50,000 Avalon A15 Pro mining machines—the Company’s largest single order in the past three years. Scheduled for delivery in Q4 2025, the agreement underscores Canaan’s market leadership and the renewed strength of the U.S. bitcoin mining sector. The order marks a significant win that reflects the market’s confidence in Canaan’s technology along with the Company’s commitment to long-term partnerships in the U.S. market. The Avalon A15 Pro combines high efficiency, reliability, and strong ROI, reinforcing Canaan’s reputation as a trusted provider of next-generation mining infrastructure for institutional-scale operations worldwide.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com